EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the six months ended
	June 30,
	2005	2004

EARNINGS
Pre-tax income (loss)	$(26,130)	$18,968
Fixed charges	8,662	6,556
Total	$(17,468)	$25,524

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$8,009	$5,899
Interest portion of rental expenses	653	657
Total fixed charges	$8,662	$6,556

Ratio of earnings to fixed charges	(a )	3.9 x

(a) Earnings were insufficient to cover fixed charges by $26.1 million for the six months ended June 30, 2005.